                                                            July 27, 2005

BY EDGAR

Mr. Jay Webb

Reviewing Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE: July 13, 2005 Comment Letter to M-Wave, Inc. Form 10-KSB for the fiscal year ended December 31, 2004 and Form 10-QSB for the quarter ended March 31, 2005; File No. 000-19944

Dear Mr. Webb,

                Thank you for your comment letter dated July 13, 2005.  We have reviewed the letter and have the following responses.  Each response has been numbered to correspond to the number of the applicable comment contained in your May 16 letter.

1.     Form 10-KSB for the year ended December 31, 2004 – We have noted your comment regarding the amended certifications filed on May 25, 2005 that did not include the entire original filing.  We are in the process of completing the amendments to comply with your comments, and once we have received the necessary signatures, we intend to complete the filing of the amendments to our most recent Form 10-KSB and Form 10-QSB as soon as practicably, which we would expect to be no later than August 5, 2005.

2.     Form 10-QSB; Note 2 Acquisition of Business, page 6 - We have noted your comment regarding the filing of an amendment to our Form 8-K to include any required historical and pro forma financial statements for this acquisition. Per our estimates, total assets of the acquired business as of December 31, 2004 were $2,046,000 and the total assets of M-Wave, Inc. and the acquired business, on a combined basis, as of December 31, 2004 were $7,965,000.  Therefore, the acquired business represented 25.7% of total consolidated assets as of December 31, 2004, which under Item 301 (c) requires us to present pro forma financial information for the most recent fiscal year and the most recent interim period.  This test resulted in the highest percentage of the three tests required by Item 301(c).  We are in the process of gathering the necessary information and preparing the required financial statements, and intend to file the required amendment as soon as practicable.

M-Wave, Inc. (the “Company”) acknowledges that:

·        the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

·        Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

·        the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any additional comments or questions, please do not hesitate to contact me at (630) 562-4720.

                                                                                                        Sincerely,

                                                                                                        /s/ Jeff Figlewicz

                                                                                                        Jeff Figlewicz

                                                                        Corporate Controller and Principal Financial Officer